

October 30, 2023

Meenal A. Sethna
Executive Vice President and Chief Financial Officer
LITTELFUSE INC /DE
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

> **Re: LITTELFUSE INC /DE**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 8-K furnished August 1, 2023**
> **File No. 000-20388**

Dear Meenal A. Sethna:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Year Ended December 31, 2022 as Compared to the Year Ended January 1, 2022
Segment Information, page 25

1. We note that your discussion of the results of operations for each of your three reportable segments focuses on changes in net sales. We also note from your segment disclosures in Note 16, that your operating income and margin trends between segments are not consistent. Further, it appears that many of the questions in your 2023 earnings calls relate to the causes of historical changes in operating margin for the segments as well as projections for future amounts. In light of this increased focus on the segment operating margins, please consider revising future filings to include a discussion of the reasons for the changes in operating income/margin for each reportable segment. See Item 303(b) of Regulation S-K.

Form 8-K furnished August 1, 2023

Exhibit 99.1 Earnings Release, page 8

2.   We note that in the third table on page 8, you present an Adjusted EBITDA measure which appears to be reconciled to GAAP operating income. Please revise to reconcile Adjusted EBITDA to its most directly comparable GAAP measure, which would be net income. Additionally, when you disclose a non-GAAP margin such as Adjusted Operating Margin or Adjusted EBITDA Margin, the disclosure should be accompanied by the most comparable GAAP margin. See Questions 103.02 and 102.10(a) of the SEC's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing